August 6, 2019

James J. Huang
Chief Investment Officer
Indonesia Energy Corporation Limited
Dea Tower I, 11th Floor, Suite 1103
Jl. Mega Kuningan Barat Kav. E4.3 No.1-2
Jakarta 12950, Indonesia

       Re: Indonesia Energy Corporation Limited
           Registration Statement on Form F-1
           Filed July 30, 2019
           File No. 333-232894

Dear Mr. Huang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1

Risk Factors
Our business requires significant capital investment . . . , page 25

1. Your response to prior comment 3 states that the $42.9 million you will incur in future development costs will be financed initially with cash generated by your operating activities in Kruh Block under the Technical Assistance Contract and with part of the proceeds from your initial public offering. Additional financing will come from the cash generated by your operating activities through the cost recovery system from the Joint
       Operation Partnership (or KSO) in Kruh Block along with financial support from your shareholders and other sources of financing. Please provide us with additional information detailing the sources of capital you reasonably expect will exist to finance the
 James J. Huang
FirstNameEnergy Corporation Huang
Indonesia LastNameJames J. Limited
Comapany2019
August 6, NameIndonesia Energy Corporation Limited
August 6, 2019 Page 2
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FirstName LastName
         development of your proved reserves. Your response should be specific with regards to the sources of the full amount management believes will be necessary to implement your development plan for the Kruh Block.
Use of Proceeds , page 43

2. We note your revised disclosure on page F-29 indicating that you intend to use part of the proceeds from the initial public offering for the development plan in the Kruh Block.
         Please revise your use of proceeds section to provide the approximate amount intended to be used for this purpose. Refer to Item 504 of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 54

3. The revised disclosure provided in response to prior comment 4 states that you expect to generate approximately $3.3 million in revenues from July 2019 to June 2020 to support your capital expenditures. Revise to provide additional context regarding the existence and timing of commitments for capital expenditures and other reasonably likely cash requirements during this period. See section IV of SEC Release No. 33-8350 for additional guidance.
Notes to Consolidated Financial Statements
Supplementary Information for Oil and Gas Producing Activities (Unaudited) Proved Reserves the Company Expects to Lift in Kruh Block, page F-25

4. We have read your response to comment 2. Provide us with your development schedule indicating for each annual period the estimated additional capital expenditures to reconcile the difference between the $27.0 million in future well costs and the approximate $42.9 million in total future development costs disclosed in the standardized measure of discounted future net cash flows.
5. We have read your response to comment 9 and note that the changes in proved reserves related to the reserves added from the drilling program of 18 wells following the extension of the Kruh Block operatorship are described as revisions of previous estimates and that the reserves added from the extension of the operatorship of the Kruh Block until May
         2030 are described as extensions and discoveries. These descriptions do not appear to be consistent with the descriptions of such changes provided in FASB ASC 932-235-50-5(a)
         and 50-5(d), respectively. Revise your descriptions of changes as necessary to align your disclosure with the change categories described in FASB ASC 932-235-50-5 or tell us why a revision is not necessary.
 James J. Huang
Indonesia Energy Corporation Limited
August 6, 2019
Page 3
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Reserves, page F-28

6. Your revised disclosure under this section indicates, in part, that only approximately $10 million out of the approximately $42.9 million in future development costs is initially required to fund the development plan relating to the Kruh Block. Explain to us, in reasonable detail, the basis for this statement. As part of your response, explain how this disclosure is consistent with the disclosure on page F-26 which indicates $13.5 million in future development costs in 2020, excluding the capital expenditures for production facilities.
7. Provide us with a breakdown of the costs for the items that are included in the initial $10 million figure, e.g. the costs to drill and complete wells, costs for production equipment, facilities and related infrastructure, etc.
General

8. We note your response to our prior comment 1. Please supplementally provide us with copies of all supporting materials for the industry statistics you cite in your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jeannette Wong, Staff
Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at
(202) 551-3311
if you have questions regarding comments on the financial statements and related matters.
Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence,
Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



FirstName LastNameJames J. Huang                                 Sincerely,
Comapany NameIndonesia Energy Corporation Limited
                                                                 Division of
Corporation Finance
August 6, 2019 Page 3                                            Office of
Natural Resources
FirstName LastName